UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 24, 2025, Icon Energy Corp. (the “Company”) closed a public offering (the “Offering”) of 9,160,305 units, each unit consisting of one common share, par value $0.001 per share, of the Company (“Common Share”) and one Class A Warrant to purchase one Common Share (“Class A Warrant”), at a price per unit of $1.31 (the “Base Price”).

Each Class A Warrant is immediately exercisable at an initial exercise price of $2.62 and will expire on January 24, 2028. Subject to certain conditions, the exercise price for the Class A Warrants will be adjusted downward on February 8, 2025, February 23, 2025, and March 10, 2025, to a price that is equal to a percentage of the Base Price, and the number of common shares underlying the Class A Warrants will be proportionally increased. The Class A Warrants also contain certain mechanisms for cashless exercise, including alternative cashless exercise pursuant to which holders of the Class A Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Common Shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Class A Warrant and (y) one-and-a-half (1.5). The Class A Warrants also contain certain anti-dilution protections.

The Common Shares and accompanying Class A Warrants were issued separately. Gross proceeds to the Company, before deducting placement agent’s fees and other offering expenses, were approximately $12.0 million. The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, funding for working capital needs, debt repayments, and fleet expansion.

Additionally, in connection with the Offering, the Company issued to Maxim Group LLC a warrant to purchase up to 458,015 Common Shares, at an exercise price of $1.441, subject to certain customary anti-dilution adjustments (the “Placement Agent’s Warrant”).  The Placement Agent’s Warrant is exercisable commencing July 24, 2025 and will expire on July 24, 2028.

In connection with the Offering, the Company entered into a Placement Agency Agreement, dated January 23, 2025, with Maxim Group LLC, as sole placement agent for the Offering, and a Securities Purchase Agreement, dated January 23, 2025, with the purchasers named therein.

As of January 24, 2025, after the consummation of the Offering, the Company had 10,610,305 Common Shares issued and outstanding.

The summaries of the Class A Warrants and Placement Agent’s Warrant contained in this Report on Form 6-K (this “Report”) do not purport to be complete and are subject to, and qualified in their entirety by reference to, the form of Class A Warrant and Placement Agent’s Warrant, as applicable, each of which is filed as an exhibit hereto.

Attached to this Report as Exhibit 1.1 is a copy of the Placement Agency Agreement, dated January 23, 2025.

Attached to this Report as Exhibit 4.1 is a copy of the form of Class A Warrant.

Attached to this Report as Exhibit 4.2 is a copy of the Placement Agent’s Warrant.

Attached to this Report as Exhibit 10.1 is a copy of the form of Securities Purchase Agreement, dated January 23, 2025.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated January 23, 2025, announcing the pricing of the Offering.

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated January 24, 2025, announcing the closing of the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

By:	/s/ Dennis Psachos
Name:	Dennis Psachos
Title:	Chief Financial Officer

Date: January 28, 2025